UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CSS Industries, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

125906107
(CUSIP Number)

Richard A. Bernstein Andrew D. Siegel Ribs Capital, LLC 18 Rockledge Road Rye, New York 10580 914-305-3190
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2019
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 125906107	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Ribs Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 663,799
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 663,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 663,799
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 125906107	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Purple Stream LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 663,799
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 663,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 663,799
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 125906107	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Richard A. Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 663,799
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 663,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 663,799
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 125906107	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Andrew Siegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900
	8	SHARED VOTING POWER 663,799
	9	SOLE DISPOSITIVE POWER 900
	10	SHARED DISPOSITIVE POWER 663,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 664,699
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.51%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 125906107	Page 6 of 9 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.10 par value per share (the “Shares”), of CSS Industries, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company is 450 Plymouth Road, Suite 300, Plymouth Meeting, Pennsylvania 19462.

Item 2.	Identity and Background.

(a)           The name of the persons filing this Statement are Ribs Capital, LLC, a Delaware limited liability company (“Ribs Capital”), Purple Stream LLC, a Delaware limited liability company (“Purple Stream”), Richard A. Bernstein, and Andrew Siegel. Purple Stream is the managing member of Ribs Capital and Messrs. Bernstein and Siegel are the managing members of Purple Stream (Messrs. Bernstein and Siegel, collectively, the “Managers”). Ribs Capital, Purple Stream and the Managers are collectively referred to in this Statement as the “Reporting Persons”.

(b)           The address of the principal business office of the Reporting Persons is 18 Rockledge Road, Rye, New York 10580.

(c)           The principal business of Ribs Capital is to invest in securities. The principal business of Purple Stream is to serve as the managing member of Ribs Capital. The principal occupation of each of the Managers is to act as an officer, director, member, managing member, general partner or limited partner, as applicable, of corporations, partnerships or limited liability companies, as the case may be, some of which may be deemed to be affiliates of, or may provide management services to, other Reporting Persons.

(d)           During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Ribs Capital and Purple Stream are Delaware limited liability companies. Each of the Managers is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by Ribs Capital were acquired with funds raised by Ribs Capital in a private placement that occurred in April 2019, which funds were raised solely for the purpose of acquiring Shares. The 663,799 Shares held by Ribs Capital reported in this Statement were acquired in open market transactions at an aggregate purchase price of approximately $3,053,927 excluding commissions. Such Shares are held by Ribs Capital in various brokerage accounts. The 900 Shares held by Mr. Siegel were acquired with personal funds in open market transactions at an aggregate purchase price of approximately $19,335 excluding commissions. Such Shares are held by Mr. Siegel in various brokerage and personal retirement accounts.

CUSIP No. 125906107	Page 7 of 9 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. The Reporting Persons intend to have discussions with the Company’s board of directors and management regarding the ways in which the Company can take steps to increase shareholder value, including discussions relating to the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, and specifically including, without limitation: (i) the acquisition by the Reporting Persons (whether alone or in conjunction with other parties) of additional Shares, which could ultimately amount to a control stake in the Company; (ii) engaging in an extraordinary corporate transaction with the Company or any of its subsidiaries (such as a merger or reorganization); (iii) acquiring a material amount of assets of the Company or any of its subsidiaries; (iv) a change in the present board of directors or management of the Company, including proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) changes in the Company’s charter, bylaws or other documents which may impede the acquisition of control of the Company by any person; and/or (vi) causing the Shares to be delisted. The Reporting Persons may seek to influence such actions through customary means including presenting its views for consideration to the Company, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights, including the right to propose new directors for the Company’s board of directors. The Reporting Persons expect to have discussions with the Company’s management and board of directors, shareholders and other interested parties relating to such matters.

The Reporting Persons may also take other steps to increase shareholder value, including, without limitation, discussing with the board and management the Company’s financial position and strategic direction, actions taken by the Company’s board and management, general economic and industry conditions.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 8,852,852 Shares outstanding, as of July 26, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2019. As of the close of business on October 18, 2019, the Reporting Persons beneficially owned 664,699 Shares, which represented 7.51% of the beneficial ownership of the Company.

The Reporting Persons interests are as follows:

Ribs Capital

(a)           As of the Closing of business on October 18, 2019, Ribs Capital beneficially owned 663,799 Shares, which represents 7.5% of the beneficial ownership of the Company.

(b)

1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 663,799
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 663,799

(c)          The transactions in the Shares by Ribs Capital during the past sixty days are set forth in Schedule A and are incorporated by reference herein.

(d)	None.

(e)	Not applicable.

CUSIP No. 125906107	Page 8 of 9 Pages

Purple Stream

(a)           As of the Closing of business on October 18, 2019, Purple Stream beneficially owned 663,799 Shares, which represents 7.5% of the beneficial ownership of the Company.

(b)

1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 663,799
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 663,799

(c)	Purple Stream did not make any transactions in the Shares during the past sixty days.

(d)	None.

(e)	Not applicable.

Richard A. Bernstein

(a)           As of the Closing of business on October 18, 2019, Mr. Bernstein beneficially owned 663,799 Shares, which represents 7.5% of the beneficial ownership of the Company.

(b)

1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 663,799
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 663,799

(c)	Mr. Bernstein did not make any transactions in the Shares during the past sixty days.

(d)	None.

(e)	Not applicable.

Andrew Siegel

(a)           As of the Closing of business on October 18, 2019, Mr. Siegel beneficially owned 664,699 Shares, which represents 7.51% of the beneficial ownership of the Company.

(b)

1.	Sole power to vote or direct vote: 900
2.	Shared power to vote or direct vote: 663,799
3.	Sole power to dispose or direct the disposition: 900
4.	Shared power to dispose or direct the disposition: 663,799

(c)	Mr. Siegel did not make any transactions in the Shares during the past sixty days.

(d)	None.

(e)	Not applicable.

CUSIP No. 125906107	Page 9 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 21, 2019 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing of this Statement on behalf of each of them.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated October 21, 2019, between Ribs Capital, LLC, Purple Stream LLC, Richard A. Bernstein, and Andrew Siegel.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 21, 2019

RIBS CAPITAL, LLC
By: Purple Stream LLC, as Managing Member

By:	/s/ Richard A. Bernstein
Name:	Richard A. Bernstein
Title:	Manager

PURPLE STREAM LLC

By:	/s/ Richard A. Bernstein
Name:	Richard A. Bernstein
Title:	Manager

RICHARD A. BERNSTEIN

/s/ Richard A. Bernstein

ANDREW SIEGEL

/s/ Andrew Siegel

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities	Price Per Share	Date of Transaction
Purchase	200 shares	$4.220	8/23/2019
Purchase	15,000 shares	$3.875	10/8/2019
Purchase	17,500 shares	$3.865	10/10/2019
Purchase	100 shares	$3.755	10/10/2019
Purchase	47,400 shares	$3.81911	10/10/2019
Purchase	16,500 shares	$3.76994	10/10/2019
Purchase	50,000 shares	$4.05732	10/11/2019
Purchase	8,250 shares	$4.09536	10/11/2019
Purchase	28,145 shares	$4.12401	10/14/2019
Purchase	6 shares	$4.85	10/15/2109
Purchase	401 shares	$4.83748	10/15/2109
Purchase	6,408 shares	$4.75119	10/15/2109
Purchase	4,285 shares	$4.48366	10/15/2109
Purchase	11,454 shares	$4.76816	10/16/2019
Purchase	300 shares	$4.91833	10/16/2019
Purchase	1,943 shares	$4.85228	10/16/2019
Purchase	1,000 shares	$4.99558	10/17/2019
Purchase	300 shares	$4.95	10/17/2019
Purchase	1,100 shares	$5.0493	10/17/2019
Purchase	120 shares	$5.02	10/17/2019
Purchase	2,000 shares	$5.00239	10/17/2019
Purchase	1,383 shares	$5.2191	10/18/2019
Purchase	4,300 shares	$4.99837	10/18/2019
Purchase	3,111 shares	$5.29968	10/18/2019
Purchase	117 shares	$5.14	10/18/2019
Purchase	7,583 shares	$5.23294	10/18/2019
Purchase	1,034 shares	$5.25	10/18/2019
Purchase	1,490 shares	$5.2811	10/18/2019
Purchase	1,000 shares	$5.0383	10/18/2019
Purchase	5,000 shares	$5.26791	10/18/2019
Purchase	1,000 shares	$5.1394	10/18/2019
Purchase	2,500 shares	$5.22836	10/18/2019